Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: October 19, 2011

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s 4.350% Notes due 2021 described under “Description of the Notes” in the Prospectus Supplement dated August 3, 2011 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.
Security:	4.350% Notes due 2021
Ratings*:	Aa3/A+/AA-
Currency:	USD
Size:	$1,750,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	August 15, 2021
Coupon:	4.350%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.125% US Treasury due 08/21
Spread to Benchmark Treasury:	+225 basis points
Benchmark Treasury Yield:	2.160%
Price to Public:	99.520% of face amount, plus accrued interest from August 10, 2011
Yield to Maturity:	4.410%
Proceeds (Before Expenses) to Issuer:	$1,733,725,000 (99.070%)
Accrued Interest:	$16,070,833.33
Total Proceeds and Accrued Interest:	$1,749,795,833.33
Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2012
Business Day:	New York and London
Trade Date:	October 19, 2011
Settlement Date:	October 26, 2011 (T+5)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	46625HJC5 / US46625HJC51
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	TD Securities (USA) LLC The Williams Capital Group, L.P. Samuel A. Ramirez & Co., Inc. Drexel Hamilton, LLC Muriel Siebert & Co., Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are offered as part of a reopening of a series of previously issued notes, as described in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

Settlement Period: The closing will occur on October 26, 2011, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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